Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated August 11, 2008





Benjamin Graham Total Market Value ELEMENTS℠ Exchange-Traded Notes

ELEMENTS℠

Linked to

The Benjamin Graham℠ Total Market Value Index — Total Return (Benjamin Graham Total Market Value ELEMENTS)

Benjamin Graham Total Market Value ELEMENTS are linked to the Benjamin Graham℠ Total Market Value Index - Total Return (Benjamin Graham Total Market Value Index), an index that tracks the performance of one hundred U.S. exchange-listed stocks selected from the 3,000 largest U.S. companies by market capitalization according to a proprietary methodology that seeks to identify companies that have strong, liquid balance sheets and that trade at a discount to their implied intrinsic value. The Benjamin Graham Total Market Value Index is constructed and maintained by Nuveen HydePark Group, LLC (HydePark) according to a methodology developed from the investment principles espoused by Benjamin Graham.

ELEMENTS℠ Linked to the Benjamin Graham℠ Total Market Value Index - Total Return (Benjamin Graham Total Market Value ELEMENTS)

Ticker	BVT
Intraday Indicative Value Ticker	BVTIV
Bloomberg Index Ticker	BGVT
Exchange	NYSE Arca℠
Investment Minimum	None
Annual Investor Fee	0.75%
CUSIP Number	25154H 58 2
Maturity Date	August 14, 2023

Issuer: Deutsche Bank AG – (AA-/Aa1)[1]

Deutsche Bank Aktiengesellschaft is a stock corporation organized under the laws of Germany and is the parent company of a group consisting of banks, capital market companies, fund management companies, a property finance company, installment financing companies, research and consultancy companies and other domestic and foreign companies. Deutsche Bank offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world. It is the largest bank in Germany and one of the largest financial institutions in Europe and the world measured by total assets.

New investment that seeks to provide:

- Opportunity for returns based on the investment philosophy of value investor Benjamin Graham
- Consistent "value" investing style utilizing a rules-based, quantitative approach
- Tax efficiency
- Price transparency
- Liquidity and convenience of an exchange listing

Index: Benjamin Graham Total Market Value Index - Total Return

The Benjamin Graham Total Market Value Index is a total return index which tracks the value of a portfolio consisting of 100 U.S. stocks that are selected from the 3,000 largest U.S. companies by market capitalization (Index Components). The Index is rebalanced semi-annually and reconstituted annually according to the Benjamin Graham Methodology, a quantitative, rules-based process that builds on the investment principles espoused by Benjamin Graham. Utilizing advances in modern portfolio theory, data availability and statistical analysis, the Benjamin Graham Methodology seeks to identify businesses with strong, liquid balance sheets that trade at a discount to their implied intrinsic value. The Benjamin Graham Total Market Value Index is part of the family of Benjamin Graham Intelligent Value℠ Indices, developed by HydePark.

Benjamin Graham and Value Investing

Benjamin Graham (1894-1976) co-authored the 1934 textbook *Security Analysis* with David Dodd and authored *The Intelligent Investor*, originally published in 1949. By advocating a consistent, objective investment style, Graham codified a philosophy that would later become known as "value" investing. His teachings focus on aiming to identify businesses with strong, liquid balance sheets and investing in those companies that trade at a discount to their intrinsic value.

[1] The rating of Deutsche Bank AG does not address, affect or enhance the performance of Benjamin Graham Total Market Value ELEMENTS other than the ability of Deutsche Bank AG to meet its obligations. Benjamin Graham Total Market Value ELEMENTS are not principal protected. A credit rating is not a recommendation to buy, sell, or hold Benjamin Graham Total Market Value ELEMENTS, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

Putting Benjamin Graham's Philosophy into Action

The Benjamin Graham Intelligent Value℠ Indices are constructed and maintained by HydePark, using a proprietary methodology developed from the investment principles espoused by Benjamin Graham.

HydePark is an institutional market leader in enhanced, risk-controlled investment strategies. HydePark evolved from a specialized investment firm that has been serving sophisticated institutional investors since 1984. Since 2001, HydePark has provided enhanced investment products and custom solutions to the investment marketplace.

The Benjamin Graham Intelligent Value℠ Indices use a methodology that assesses the following seven investment factors, which encompass multiple sub-factors, to identify stocks for inclusion in the Index.

1. Earnings Quality – a quantitative analysis that seeks to measure a company's reported earnings as compared to an assessment of its true economic earnings.
2. Valuation – an examination of the ratios of a company's share price to certain financial metrics, including historical earnings and book value.
3. Forward P/E – a ratio of price to consensus estimates of future earnings. Such estimates will be based on data obtained from one or more vendors who provide consensus earnings estimates.
4. Dividend Yield – the ratio of a stock's dividend to its share price.
5. Profitability – an evaluation based on measurements of a company's return on capital.
6. Debt and Liquidity – an analysis of a company's current assets as well as its ability to service debt.
7. Measurements Relative to Industry Peers – key measurements of valuation and performance compared to average levels within a given stock's industry.

Index Construction for the Benjamin Graham Intelligent Value℠ Indices

Each of the Benjamin Graham Intelligent Value℠ Indices is constructed using a rules-based, four-step methodology.

Stock Screening and Selection

Universe Screening

First, HydePark evaluates all stocks listed on U.S. exchanges with adequate trading volumes, excluding ADRs, to identify those that meet certain initial criteria in order to establish the investable universe.

Stock Selection

After the universe screening process, a proprietary rules-based seven-factor model is used to rank and score the stocks. HydePark has adapted Benjamin Graham's Investment fundamentals into the seven-factor model.

Index Re-allocation and Reconstitution

Semi-Annual Re-allocation

The stock selection process is conducted semi-annually, producing updated scores for each stock in each index. Allocations then are adjusted so that no position represents more than 5% of the total index. Any stock whose new score is at or below the 70th percentile will be eliminated and replaced with the next highest scoring stock that is not already in the relevant index.

Annual Reconstitution

Each year, the Stock Screening and Selection process described above is conducted and a new total score for each of the stocks in the relevant index is determined based on an assessment of the candidate stocks after the close of the last trading day of each November, for application at the end of each December. These stocks are then equally weighted in a newly reconstituted portfolio which is implemented on the first trading day of each January.

Benjamin Graham Intelligent Value℠ Indices - Stock Screening and Selection



3,000 TOTAL MARKET STOCK UNIVERSE
750 LARGE CAP STOCK UNIVERSE
2,250 SMALL CAP STOCK UNIVERSE
EARNINGS QUALITY
VALUATION
FORWARD P/E
DIVIDEND YIELD
PROFITABILITY
DEBT AND LIQUIDITY
MEASUREMENTS RELATIVE TO INDUSTRY PEERS
50 LARGE CAP STOCK INDEX
100 TOTAL MARKET STOCK INDEX
100 SMALL CAP STOCK INDEX

Construction Process of the Benjamin Graham Total Market Value Index - Total Return


UNIVERSE SCREENING
Screen all stocks listed on U.S. exchanges, excluding ADRs and illiquid stocks, with a minimum stock price of $5
STOCK RANKING
Quantitatively rank and score stocks with a rules-based methodology according to seven major factors, multiple sub-factors and their weightings
STOCK SELECTION
Select by highest total score
Rebalance semi-annually and reconstitute annually
Universe of the 3,000 Largest Stocks by Market Capitalization
Rules-Based, Proprietary Multi-Factor Model, developed by HydePark
Top 100 Stocks

Advantages of the Benjamin Graham Intelligent Value℠ Indices

The Benjamin Graham Intelligent Value℠ Indices seek to avoid some of the challenges sometimes associated with value investing.

Many indices are capitalization weighted which can lead to performance that is driven mostly by the momentum of the largest components of such indices, and may overweight securities that may be overvalued.

Other investment strategies may utilize active management to address these challenges, but active management may be susceptible to style drift, and may carry fees and expense structures that impact the ability to generate meaningful returns.

The Benjamin Graham Methodology seeks to address these issues by:

- *Equal-Weighting,* which seeks to balance the contribution from each Index Component.
- *Semi-Annual Re-allocation,* which resolves the potential overweighting resulting from the momentum of the largest components.
- *Rules-based, Four-step Methodology Focusing on a Consistently Applied "Value" Style,* which seeks to remove style drift.

Historical Performance

The graph to the right compares the performance of the Benjamin Graham Total Market Value Index-Total Return to the performance of the Russell 3000® Value Total Return Index from January 1, 2003 to July 31, 2008. The Benjamin Graham Total Market Value Index-Total Return was launched on July 28, 2008 and was set at 100 on the base date of January 1, 2003. As such, the performance in this graph for the Benjamin Graham Total Market Value Index-Total Return includes both actual historical performance, and, for the period prior to July 28, 2008, retrospective calculations only. The Index Components, as of January 1, 2003, were constructed on the basis of data available in December 2002, and retrospective calculations were performed using the same methodology described above. For the purposes of comparison, the Russell 3000® Value Total Return Index has been rebased to 100 as of January 1, 2003. The historical performance and retrospective calculations represented should not be interpreted as an indication of future performance.

HISTORICAL PERFORMANCE COMPARISON


Benjamin Graham℠ Total Market Value index - Total Return
Russell 3000' Value Index -Total Return
300
250
200
150
100
50
0
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Source: Bloomberg

Risk Factors:

An investment in Benjamin Graham Total Market Value ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in "Risk Factors" in the Prospectus.

1. **No Principal Protection –** If the level of the Benjamin Graham Total Market Value Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your Benjamin Graham Total Market Value ELEMENTS, you will receive less, and could receive substantially less, than your original investment upon maturity or repurchase by Deutsche Bank.
2. **No Interest Payments –** You will not receive any periodic interest payments on your Benjamin Graham Total Market Value ELEMENTS.
3. **Underlying Index and Market Risk –** The return on the Benjamin Graham Total Market Value ELEMENTS is linked to the performance of the Benjamin Graham Total Market Value Index which, in turn, is linked to the prices of the Index Components. Prices may change unpredictably affecting the levels of the Index Components and, consequently, the value of your Benjamin Graham Total Market Value ELEMENTS in unforeseeable ways. HydePark, the sponsor of the Benjamin Graham Total Market Value Index, may suspend or discontinue the calculation or publication of the Benjamin Graham Total Market Value Index, which may make it difficult to determine, and could adversely affect the value of your Benjamin Graham Total Market Value ELEMENTS.
4. **A Trading Market for Benjamin Graham Total Market Value ELEMENTS May Not Develop –** Although Benjamin Graham Total Market Value ELEMENTS are listed on the NYSE Arca, a trading market may not develop for the Benjamin Graham Total Market Value ELEMENTS. Deutsche Bank affiliates and the broker- dealers distributing the securities may engage in limited purchase and resale transactions. However, they are not required to do so and, if they engage in such transactions, they may stop at any time. Deutsche Bank is not required to maintain any listing of Benjamin Graham Total Market Value ELEMENTS on an exchange.
5. **Restrictions on Repurchases by Deutsche Bank –** You must offer at least $2,500,000 stated principal amount (250,000 securities) of Benjamin Graham Total Market Value ELEMENTS to Deutsche Bank for any single repurchase and have complied with the proper repurchase procedures described in the Prospectus for your offer for repurchase to be considered.
6. **Issuer Risk –** Benjamin Graham Total Market Value ELEMENTS are senior unsecured obligations of Deutsche Bank. Any payment at maturity or upon repurchase by Deutsche Bank is dependent on Deutsche Bank's ability to pay.
7. **Call Risk –** Your Benjamin Graham Total Market Value ELEMENTS may be repurchased by Deutsche Bank, if, at any time on or after August 8, 2011, the aggregate principal amount of Benjamin Graham Total Market Value ELEMENTS outstanding is equal to or less than $5,000,000 (500,000 securities). The amount you will receive upon a repurchase by Deutsche Bank will be the daily repurchase value, which may be less than the amount you initially invested and the amount you would receive on your investment at maturity or if the repurchase was at your election. If Deutsche Bank effects a repurchase there may not be a comparable security in which to invest the proceeds you receive.
8. **Uncertain Tax Treatment –** Significant aspects of the tax treatment of Benjamin Graham Total Market Value ELEMENTS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the tax consequences described in the Prospectus.

How do I get started?

Please speak with your broker or financial advisor to determine if Benjamin Graham Total Market Value ELEMENTS are appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about the Benjamin Graham Total Market Value ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

The Issuer has filed a registration statement (including a Prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the Prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may obtain these documents without cost by visiting EDGAR on the SEC's website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may retrieve a copy of the Prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-BVT.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering if you so request by calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the Prospectus and other related documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

ELEMENTS℠

Code ELEMENTS-BVT